UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
        Commission file number 0-11330

A.	Paychex, Inc. 401(k)
Incentive Retirement Plan
(Full title of the Plan)

B.	Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
            (Name of issuer of the securities held pursuant to the
            Plan and the address of its principal executive office)

Index to Financial Statements, Schedule and Exhibits
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 27, 2008

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Toby Cherry Toby Cherry
401(k) Committee Member

Report of Independent Registered Public Accounting Firm
The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York 14625
We have audited the accompanying statements of net assets available for benefits of the Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 19, 2008
Cleveland, Ohio

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 (In Thousands)

	December 31,
	2007	2006

Assets

Cash	$4,600	$3,045

Investments (at fair value):
Paychex ESOP Stock Fund	144,481	189,000
American Funds EuroPacific Growth Fund	45,545	32,296
American Funds Growth Fund of America	45,801	36,677
ClearCourse Group Variable Annuity	4,761	—
Columbia Short Term Bond Fund	5,600	4,703
Dreyfus Mid Cap Index Fund	3,740	1,902
Dreyfus Small Cap Stock Fund	2,674	1,752
Fidelity Balanced Fund	34,949	28,694
Fidelity Freedom Funds 2005-2050	25,643	12,399
Fidelity Freedom Income Fund	218	497
Fidelity Retirement Money Market Portfolio	31,621	32,798
Fidelity U.S. Bond Index Fund	20,811	18,438
Fidelity U.S. Government Reserve Fund	508	—
Oppenheimer Main Street Small Cap Fund	24,137	23,717
Spartan International Index Fund	10,879	4,746
Spartan Total Market Index Fund	3,895	1,978
Spartan U.S. Equity Index Fund	30,589	29,696
Van Kampen Growth and Income Fund	23,519	21,205
Victory Special Value Fund	34,389	25,736
Participant loans	11,259	10,655

Total investments	505,019	476,889

Contributions receivable:
Participant	837	—
Employer	353	—

Total contributions receivable	1,190	—

Net assets available for benefits	$510,809	$479,934

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	For the Year Ended
	December 31,
	2007	2006

Contributions:
Participant	$39,715	$34,853
Employer, net of forfeitures	12,707	9,805

Total contributions	52,422	44,658

Investment income:
Dividend and interest income	26,045	16,997
Net realized and unrealized (depreciation)/ appreciation in fair value of investments	(8,554)	23,605

Total investment income	17,491	40,602

Benefits paid to participants	(39,038)	(28,090)

Change in net assets available for benefits	30,875	57,170

Net assets available for benefits at beginning of year	479,934	422,764

Net assets available for benefits at end of year	$510,809	$479,934

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006
NOTE A. PLAN DESCRIPTION
The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan” or “Paychex Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document and summary plan description.
General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (“ERISA”).
The Plan was established on July 1, 1984 and restated in April 2002 and January 2007 to include legislative and other applicable regulatory developments through January 1, 2007 as well as make other changes and enhancements to the Plan. As part of the 2002 restatement, the Plan was amended to operate in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. As of December 31, 2007 and 2006, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Fund.
Plan Amendments: In addition to the Plan restatement noted above, the Plan was also amended three times in 2007 to change certain technical definitions as used in the Plan, provide for hardship distributions, and to amend employee vesting and employer contribution provisions. These amendments did not have a material effect on net assets available for benefits or changes in net assets available for benefits.
Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. As of May 1, 2006, the Plan’s trustee and record keeper became Fidelity Investments (“Fidelity”). Fidelity is also the trustee for the Paychex ESOP Stock Fund. Prior to May 1, 2006, the Plan’s trustee and record keeper was Princeton Retirement Group, previously known as AMVESCAP Retirement Services (“AMVESCAP”) with the Bank of New York as the trustee of the Paychex ESOP Stock Fund. These parties were responsible for the custody and management of the Plan’s assets for the periods noted.
Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution.

NOTE A. PLAN DESCRIPTION (continued)
Contributions: Employees may contribute, on a pre-tax and/or Roth 401(k) after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. The maximum annual employee contribution to the Plan was $15,500 in 2007 and $15,000 in 2006. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts. As of September 1, 2007, the Company will make a discretionary matching contribution of up to 100% of the first 3% of eligible pay, and up to 50% of the next 2% of eligible pay that an employee contributes to the Plan. Prior to September 1, 2007, the Company made a matching contribution of up to 50% of the first 6% of eligible pay that an employee contributes to the Plan. The Company may also elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2007 and 2006, respectively.
Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution. This contribution was limited to $5,000 in 2007 and 2006. The “catch-up” contribution is not subject to the Company matching contribution in 2007 and 2006.
Vesting: Participants are fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. As of September 1, 2007, employees are fully vested immediately with respect to Company matching contributions made on or after that date, and completion of 1,000 hours of service per year for three calendar years for Company matching contributions made before September 1, 2007. Employees are also fully vested upon disability, death, or the attainment of retirement age, which is age 65. Within the ESOP, dividends received are fully vested, regardless of years of service.
Participant Accounts: The trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the Paychex ESOP Stock Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.
Investment Options: As of December 31, 2007, participants may direct contributions in the following investment options:
•	Paychex ESOP Stock Fund

•	American Funds EuroPacific Growth Fund

•	American Funds Growth Fund of America

•	ClearCourse Group Variable Annuity

•	Columbia Short Term Bond Fund

•	Dreyfus Mid Cap Index Fund

NOTE A. PLAN DESCRIPTION (continued)
•	Dreyfus Small Cap Stock Fund

•	Fidelity Balanced Fund

•	Fidelity Freedom Funds 2005-2050

•	Fidelity Freedom Income Fund

•	Fidelity Retirement Money Market Portfolio

•	Fidelity U.S. Bond Index Fund

•	Fidelity U.S. Government Reserve Fund

•	Oppenheimer Main Street Small Cap Fund

•	Spartan International Index Fund

•	Spartan Total Market Index Fund

•	Spartan U.S. Equity Index Fund

•	Van Kampen Growth and Income Fund

•	Victory Special Value Fund
Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees and other key indicators of all investment options and may enter or exit funds at its discretion through December 31, 2007. As part of the 2007 Plan restatement, after December 31, 2007 the Plan Committee may enter and exit funds at its discretion with the exception of the Paychex ESOP Stock Fund.
Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $302,000 and $160,000 for 2007 and 2006, respectively. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2007 and 2006, respectively, were not material to the financial statements.
Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance, or $50,000 reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one time non-refundable loan origination fee of $75, and until May 1, 2006, a $10 annual fee for the duration of the loan, which are deducted from the participant’s account.
Withdrawals: As of December 1, 2007, withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal and only one hardship withdrawal may be made in any twelve month period. The Plan also allows for partial withdrawals at age
59 1/2 and for withdrawals of pre-2002 rollover contribution balances of actively employed Plan participants.

NOTE A. PLAN DESCRIPTION (continued)
Payment of Benefits: Upon separation from employment, at retirement or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.
Participants electing to receive the vested interest in their ClearCourse Group Variable Annuity in a lump-sum amount between the ages of 55 and 64 receive a reduced lifetime retirement income guarantee, and prior to age 55 forfeit the lifetime retirement income guarantee.
Voting and Tender Offer Rights on ESOP Stock: Each participant in the Paychex ESOP Stock Fund is entitled to exercise voting rights on shares held in his or her account and also direct the ESOP trustee to tender his or her shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate his or her preference with respect to a tender offer, the trustee will vote participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.
ESOP Stock at Time of Distribution: Under Federal income tax regulations, if ESOP stock should not be readily tradable on an established market at the time of a participant’s distribution, the Company will issue a put option to the participant. The put option allows the participant to sell ESOP stock to the Company at a price that is representative of the fair market value of the stock. If the put option is exercised with respect to ESOP stock distributed as part of a total distribution, then the Company can pay for the purchase with interest over a period not to exceed five years. If the put option is exercised with respect to an installment distribution, then the Company must pay for the purchase within thirty days of the exercise of the option.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
New Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements.” This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. Subsequently, in February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157.” This FSP delays the effective date of FASB Statement No. 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. The Plan expects to adopt SFAS No. 157, except for this deferral, on January 1, 2008, and does not expect the statement to have a material effect on its net assets available for benefits.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment to FASB Statement No. 115.” This statement allows an entity to irrevocably elect fair value as a measurement attribute for certain financial assets and financial liabilities with changes in fair value recognized in the results of operations.

NOTE A. PLAN DESCRIPTION (continued)
The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Plan expects to adopt SFAS No. 159 on January 1, 2008, and does not expect the statement to have a material effect on its net assets available for benefits.
NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with United States generally accepted accounting principles (“GAAP”).
Administrative Expenses: Administrative expenses of the Plan are paid by the Company. The Company paid approximately $166,000 and $225,000 in 2007 and 2006, respectively, in administrative expenses.
Investment Valuation and Income Recognition: Investments are stated at their approximate fair value based on quoted market prices. Participant loans are valued at the principal amount, which approximates fair value. The ClearCourse Group Variable Annuity is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments (GE Investment Funds, Inc.-Total Return Fund Class 2) less applicable ClearCourse asset charges.
Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Payment of Benefits: Benefits are recorded when paid.
Contributions: Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.
Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
NOTE C. RISKS AND UNCERTAINTIES
The Plan provides for certain investments that are exposed to various risks, such as interest rate risk, credit risk and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.

NOTE C. RISKS AND UNCERTAINTIES (continued)
The Plan’s exposure to a concentration of risk is limited by the diversification of investments across nineteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Paychex ESOP Stock Fund, which invests in a single security.
NOTE D. PARTY-IN-INTEREST TRANSACTIONS
The Plan’s holdings of Paychex common stock qualify as a party-in-interest transaction. Also, all transactions between the Plan and Fidelity, AMVESCAP and the Bank of New York qualify as party-in-interest transactions. As of December 31, 2007, the Plan held 3,978,867 shares of Paychex common stock at a fair market value of $144,114,563. As of December 31, 2006, the Plan held 4,781,431 shares of Paychex common stock at a fair market value of $188,999,664.
NOTE E. TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated May 21, 2008 stating that the Plan is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
NOTE F. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
As allowed by ERISA, the Plan has chosen to prepare its IRS Form 5500 on the cash basis of accounting. The financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of December 31, 2007:

Net assets available for benefits — financial statements	$510,809
Less: participant and employer contributions receivable	1,190

Net assets available for benefits — IRS Form 5500	$509,619

NOTE G. INVESTMENTS
The change in fair value of the Plan’s investments, including net realized and unrealized gains and losses, is as follows:

	For the Year Ended
	December 31,
	2007	2006
	(In Thousands)

Paychex ESOP Stock Fund	$(11,487)	$8,230
American Funds EuroPacific Growth Fund	2,764	(44)
American Funds Growth Fund of America	1,055	72
ClearCourse Group Variable Annuity	131	—
Columbia Short Term Bond Fund	40	37
Dreyfus Mid Cap Index Fund	(241)	2,135
Dreyfus Small Cap Stock Fund	(296)	11
Fidelity Balanced Fund	49	(429)
Fidelity Freedom Funds 2005-2050	208	385
Fidelity Freedom Income Fund	(2)	(4)
Fidelity U.S. Bond Index Fund	52	287
Oppenheimer Main Street Small Cap Fund	(2,783)	(1,507)
Spartan International Index Fund	354	245
Spartan Total Market Index Fund	24	72
Spartan U.S. Equity Index Fund	1,001	2,237
Van Kampen Growth and Income Fund	(996)	738
Victory Special Value Fund	1,573	13
AIM Basic Value Fund	—	963
AIM International Growth Fund	—	3,291
American Funds Balanced Fund	—	795
INVESCO 500 Index Fund	—	1,410
Oppenheimer Capital Appreciation Fund	—	1,485
PIMCO Low Duration A Fund	—	(35)
PIMCO Total Return Fund	—	(268)
Royce Low-Priced Stock Fund	—	3,486

Net realized and unrealized (depreciation)/ appreciation in fair value of investments	$(8,554)	$23,605

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, LINE 4i– FORM 5500)
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2007
(Dollars, Units, and Shares in Thousands)

Identity of	Description of Investment Including Maturity
Party	Date, Rate of Interest, Collateral, Par or	Units/
Involved	Maturity Value	Shares	Current Value

Fidelity*	Cash	—	$4,600

Fidelity*	Paychex, Inc. Common Stock	3,979	144,481

Fidelity*	American Funds EuroPacific Growth Fund	908	45,545
Fidelity*	American Funds Growth Fund of America	1,357	45,801

Fidelity*	ClearCourse Group Variable Annuity	437	4,761

Fidelity*	Columbia Short Term Bond Fund	568	5,600

Fidelity*	Dreyfus Mid Cap Index Fund	132	3,740
Fidelity*	Dreyfus Small Cap Stock Fund	126	2,674

Fidelity*	Fidelity Balanced Fund	1,782	34,949
Fidelity*	Fidelity Freedom Funds 2005-2050	1,980	25,643
Fidelity*	Fidelity Freedom Income Fund	19	218
Fidelity*	Fidelity Retirement Money Market Portfolio	31,621	31,621
Fidelity*	Fidelity U.S. Bond Index Fund	1,911	20,811
Fidelity*	Fidelity U.S. Government Reserve Fund	508	508

Fidelity*	Oppenheimer Main Street Small Cap Fund	1,224	24,137

Fidelity*	Spartan International Index Fund	230	10,879
Fidelity*	Spartan Total Market Index Fund	95	3,895
Fidelity*	Spartan U.S. Equity Index Fund	589	30,589

Fidelity*	Van Kampen Growth and Income Fund	1,107	23,519

Fidelity*	Victory Special Value Fund	1,880	34,389

Participants *	Participant loans **	—	11,259

			$509,619

*	Represents party-in-interest

**	Loans to participants have various maturity dates (interest at 5.0% to 10.5%).